EXHIBIT 99(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Quarter			Nine months
	ended September 30		,	ended September 30		,
(in millions)	2004	2003		2004	2003

Earnings, including interest on deposits (1):
Income before income tax expense	$2,690	$2,332		$8,037	$6,998
Fixed charges	1,037	889		2,787	2,745

	$3,727	$3,221		$10,824	$9,743

Preferred dividend requirement	$—	$1		$—	$3
Ratio of income before income tax expense to net income	1.54	1.49		1.54	1.53

Preferred dividends (2)	$—	$1		$—	$5

Fixed charges (1):
Interest expense	987	837		2,638	2,598
Estimated interest component of net rental expense	50	52		149	147

	1,037	889		2,787	2,745

Fixed charges and preferred dividends	$1,037	$890		$2,787	$2,750

Ratio of earnings to fixed charges and preferred dividends (3)	3.59	3.62		3.88	3.54

Earnings, excluding interest on deposits:
Income before income tax expense	$2,690	$2,332		$8,037	$6,998
Fixed charges	550	505		1,536	1,509

	$3,240	$2,837		$9,573	$8,507

Preferred dividends (2)	$—	$1		$—	$5

Fixed charges:
Interest expense	987	837		2,638	2,598
Less interest on deposits	487	384		1,251	1,236
Estimated interest component of net rental expense	50	52		149	147

	550	505		1,536	1,509

Fixed charges and preferred dividends	$550	$506		$1,536	$1,514

Ratio of earnings to fixed charges and preferred dividends (3)	5.89	5.61		6.23	5.62

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.
(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.